UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 13, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Energea Portfolio 1 LLC

File No. 024-11218 - CF# 37536

Energea Portfolio 1 LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to an Offering Statement on Form 1-A filed on May 20, 2020, as amended on July 6, 2020.

Based on representations by Energea Portfolio 1 LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 1A-4B	through December 31, 2040
Exhibit 1A-4C	through December 31, 2040
Exhibit 1A-4D	through December 31, 2040

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

W. Bradshaw Skinner
Chief, Office of Energy & Transportation